Exhibit 12.1

GreenPoint Financial Corp. and Subsidiaries

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set forth below:

	Quarter Ended
(In millions)	Mar. 31, 2004		Dec. 31, 2003		Sept. 30, 2003		June 30, 2003		Mar. 31, 2003
Income from continuing operations before income taxes	$183		$181		$162		$207		$202

Combined fixed charges:
Interest expense on deposits	50		54		56		60		63
Interest expense on senior notes	1		2		3		1		—
Interest expense on subordinated bank notes	4		4		4		3		4
Interest expense on other long term debt	5		5		5		4		5
Appropriate portion (1/3) of rent expense	2		2		3		2		2
Total combined fixed charges	$62		$67		$71		$70		$74

Total combined fixed charges (excluding interest expense on deposits)	$12		$13		$15		$10		$11

Earnings before income taxes and combined fixed charges	$245		$248		$233		$277		$276

Ratio of earnings to combined fixed charges (including interest expense on deposits)	4.33	x	3.75	x	3.36	x	3.89	x	3.77	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	18.92	x	15.77	x	13.25	x	19.66	x	20.67	x